COLOSSAL INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
August 7th, 2019

COLOSSAL INC
INDEX TO FINANCIAL STATEMENTS
(unaudited)

Unaudited- See accompanying notes.

COLOSSAL INC
BALANCE SHEETS
FROM FEBRUARY 19TH, 2019 TO AUGUST 7TH, 2019
(unaudited)

Assets

  Current Assets   0   -

  Cash $ 2562   -

    Total Assets $ 2562   -

Liabilities and Member's Equity

Current Liabilities

  Accounts payable   0   -

    Total liabilities   0   -

Commitments and contingencies (Note 3)   0   -

Member's Equity   2562   -

    Total liabilities and member's equity $ 2562   -

COLOSSAL INC
INCOME STATEMENT
FROM FEBRUARY 19TH, 2019 TO AUGUST 7TH, 2019
(unaudited)

Operating Income

    Revenue $ 2175   -

Operating Expense

    General & Administrative $ 7350   -

Net Income $ (5175)   -

Unaudited- See accompanying notes.

COLOSSAL INC
STATEMENT OF CASH FLOWS
FROM FEBRUARY 19TH, 2019 TO AUGUST 7TH, 2019
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ (5175)	-
Net cash provided by operating activities	2175	-
Increase (decrease) in cash and cash equivalents	1562	-
Cash and cash equivalents, beginning of year	1000	-
Cash and cash equivalents, end of year	$ 2562	-
Supplemental disclosures of cash flow information:	0	-
Cash paid for interest	$ 0	-
Cash paid for income taxes	$ 0	-

Unaudited- See accompanying notes.

COLOSSAL INC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Colossal Inc was formed on February 19ᵗʰ, 2019 ("Inception") in the State of Massachusetts. Colossal Inc was formed by a group mostly made up of military veterans in the information technology field who have a vision for "people based software". Giving people what they want with the tools they need to have a personalized experience without an agenda forced on users from the ideologies of the development company. Focusing on the best possible security and privacy measures to secure user data and maintain control of your privacy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Massachusetts.

The Company's first federal tax filing will be due in early 2020.

Going Concern and Management Plans

The Company has a limited operating history. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no

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assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include user churn rate, loss of interest in SayScape or future development, and the termination of hosting services from providers.. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized as earned.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before August 7th, 2019, the date that the financial statements were available to be issued.

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